Exhibit 99.6

CRESCO LABS INC.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)

CRESCO LABS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cresco Labs Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cresco Labs Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Emphasis of a Matter – Change in Accounting Policy

As discussed in Note 2(p) to the consolidated financial statements, the Company has elected to change its accounting policy related to its annual impairment test date. The Company changed their annual date from October 1 to December 1, which has been presented prospectively.
Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum LLP (PCAOB ID: 688)
We have served as the Company’s auditor since 2019.

New York, NY

March 14, 2025

Cresco Labs Inc. Consolidated Balance Sheets As of December 31, 2024 and December 31, 2023 (In thousands of United States Dollars, except share amounts)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$137,564	$103,429
Restricted cash	3,439	5,091
Accounts receivable, net	51,563	51,070
Inventory, net	83,343	107,789
Prepaid expenses	16,120	6,417
Other current assets	2,228	4,291
Total current assets	294,257	278,087
Non-current assets:
Property and equipment, net	344,846	368,308
Right-of-use assets	110,657	117,882
Intangible assets, net	293,994	296,966
Goodwill	283,484	279,697
Deferred tax asset	13,127	11,547
Other non-current assets	14,990	5,980
Total non-current assets	1,061,098	1,080,380
TOTAL ASSETS	$1,355,355	$1,358,467
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,651	$27,587
Accrued liabilities	54,296	69,079
Short-term borrowings	11,934	11,817
Income taxes payable	348	82,343
Current portion of lease liabilities	11,623	9,416
Deferred and contingent consideration, short-term	2,486	—
Total current liabilities	94,338	200,242
Non-current liabilities:
Long-term notes and loans payable, net	460,750	497,713
Lease liabilities	155,334	163,811
Deferred tax liability	38,950	40,457
Deferred and contingent consideration, long-term	7,736	6,577
Tax receivable agreement liability	79,457	13,714
Uncertain tax position liability	122,468	—
Other long-term liabilities	8,146	7,886
Total non-current liabilities	872,841	730,158
TOTAL LIABILITIES	$967,179	$930,400
COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; Unlimited shares authorized; 500,000 shares issued and outstanding at December 31, 2024 and December 31, 2023
Subordinate Voting Shares, no par value; Unlimited shares authorized; 331,490,358 and 320,757,119 issued and outstanding at December 31, 2024 and December 31, 2023, respectively
Proportionate Voting Shares[1], no par value; Unlimited shares authorized; 17,106,732 and 18,949,596 issued and outstanding at December 31, 2024 and December 31, 2023, respectively
Special Subordinate Voting Shares[2], no par value; Unlimited shares authorized; 1,589 shares issued and outstanding at December 31, 2024 and December 31, 2023
Share capital	1,706,822	1,689,452
Additional paid-in-capital	122,750	82,927
Accumulated other comprehensive loss	(2,232)	(1,151)
Accumulated deficit	(1,352,486)	(1,265,536)
Equity of Cresco Labs Inc.	474,854	505,692
Non-controlling interests	(86,678)	(77,625)
TOTAL SHAREHOLDERS’ EQUITY	388,176	428,067
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,355,355	$1,358,467
1Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
2Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Operations and Comprehensive Loss For the Years Ended December 31, 2024 and 2023 (In thousands of United States Dollars, except share and per share amounts)

	Year Ended December 31,
	2024	2023
Revenues, net	$724,343	$770,885

Costs of goods sold	359,889	408,519

Gross profit	364,454	362,366

Operating expenses:
Selling, general and administrative	254,842	299,172
Impairment loss	2,320	151,017

Total operating expenses	257,162	450,189

Income (loss) from operations	107,292	(87,823)

Other income (expense), net:
Interest expense, net	(55,979)	(60,819)
Other (expense) income, net	(61,929)	1,740

Total other expense, net	(117,908)	(59,079)
Loss before income taxes	(10,616)	(146,902)
Income tax expense	(49,873)	(32,950)
Net loss	$(60,489)	$(179,852)
Net income (loss) attributable to non-controlling interests, net of tax	13,949	(4,330)
Net loss attributable to Cresco Labs Inc.	$(74,438)	$(175,522)

Net loss per share - attributable to Cresco Labs Inc. shareholders:
Basic and diluted loss per share	$(0.22)	$(0.54)
Basic and diluted weighted-average shares outstanding	345,474,155	323,819,766

Comprehensive loss:
Net loss	$(60,489)	$(179,852)
Foreign currency translation differences, net of tax	(1,081)	242
Total comprehensive loss for the period	(61,570)	(179,610)
Comprehensive income (loss) attributable to non-controlling interests, net of tax	13,949	(4,330)
Total comprehensive loss attributable to Cresco Labs Inc.	$(75,519)	$(175,280)

The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Changes in Shareholders’ Equity For the Years Ended December 31, 2024 and 2023 (In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss), net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of January 1, 2023	$1,617,093	$87,537	$(1,393)	$(1,076,198)	$(39,356)	$587,683
Share-based compensation	9,059	6,280	—	—	—	15,339
Employee taxes withheld on certain share-based payment arrangements	—	(713)	—	—	—	(713)
Income tax reserve	—	—	—	7,212	—	7,212
Payable pursuant to tax receivable agreement	33	—	—	—	—	33
Equity issued related to settlement of acquisition related contingent consideration	47,238	—	—	—	—	47,238
Equity issuances and other adjustments	2	—	—	—	—	2
Tax distributions to non-controlling interest holders	—	(10,177)	—	787	(33,557)	(42,947)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(6,170)	(6,170)
Cresco LLC shares redeemed	16,027	—	—	(21,815)	5,788	—
Foreign currency translation	—	—	242	—	—	242
Net loss	—	—	—	(175,522)	(4,330)	(179,852)
Ending Balance as of December 31, 2023	$1,689,452	$82,927	$(1,151)	$(1,265,536)	$(77,625)	$428,067
Exercise of stock options	14	(6)	—	—	—	8
Share-based compensation	6,403	7,928	—	—	—	14,331
Employee taxes withheld on certain share-based payment arrangements	—	(746)	—	—	—	(746)
Payable pursuant to tax receivable agreement	21	—	—	—	—	21
Equity issuances	(200)	—	—	—	—	(200)
Equity issuances related to acquisitions	2,850	—	—	—	—	2,850
Tax distributions to non-controlling interest holders	—	32,647	—	—	(22,077)	10,570
Excess cash distributions to non-controlling interest holders	—	—	—	—	(5,155)	(5,155)
Cresco LLC shares redeemed	8,282	—	—	(12,512)	4,230	—
Foreign currency translation	—	—	(1,081)	—	—	(1,081)
Net (loss) income	—	—	—	(74,438)	13,949	(60,489)
Ending Balance as of December 31, 2024	$1,706,822	$122,750	$(2,232)	$(1,352,486)	$(86,678)	$388,176
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Cash Flows For the Years Ended December 31, 2024 and 2023 (In thousands of United States Dollars)

	Year Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(60,489)	$(179,852)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	59,096	62,512
Amortization of operating lease assets	6,897	6,792
Bad debt expense and provision expense for expected credit loss	1,730	10,706
Share-based compensation expense	14,164	16,356
Loss on investments	72	500
(Gain) loss on changes in fair value of deferred consideration	(598)	1,204
Tax receivable agreement expense	65,648	—
Loss on inventory write-offs and provision	968	3,820
Change in deferred taxes	206	(32,659)
Accretion of discount and deferred financing costs on debt arrangements	4,855	4,416
Loss on debt extinguishment	1,002	—
Foreign currency (gain) loss	(1,039)	303
Loss (gain) on disposals of property and equipment	683	(13)
Impairment loss	2,320	151,017
Gain on lease termination	—	(1,965)
Proceeds of contingent consideration in excess of costs over estimated earnings	598	—
Loss on other adjustments to net income	24	209
Changes in operating assets and liabilities:
Accounts receivable	(1,731)	(5,369)
Inventory	18,556	23,491
Prepaid expenses and other assets	2,486	2,598
Accounts payable and accrued liabilities	(15,539)	27,795
Operating lease liabilities	(7,902)	(28,002)
Income taxes payable	40,473	(5,295)
NET CASH PROVIDED BY OPERATING ACTIVITIES	132,480	58,564
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(19,492)	(55,385)
Purchase of intangibles	(3,994)	(2,498)
Proceeds from tenant improvement allowances	1,055	2,594
Payment of acquisition consideration, net of cash acquired	(3,230)	—
Proceeds from disposals of property and equipment	432	11,704
Payments of loans and advances	—	(1,000)
NET CASH USED IN INVESTING ACTIVITIES	(25,229)	(44,585)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	9	—
Proceeds from the issuance of long-term debt	—	20,175
Payment of debt issuance costs	—	(1,947)
Repayment of debt	(40,000)	—
Proceeds (payment) of acquisition-related contingent consideration	705	(1,787)
Payment for equity transfer	(200)	—
Tax distribution payments in accordance with the tax receivable agreement	—	(222)
Tax distributions to non-controlling interest redeemable unit holders and other members	(22,077)	(32,770)
Excess cash distributions to non-controlling interest redeemable unit holders and other members	(5,155)	(6,170)
Principal payment of property, plant, and equipment vendor financing	(976)	(701)
Principal payments on finance lease obligations	(3,784)	(3,485)
NET CASH USED IN FINANCING ACTIVITIES	(71,478)	(26,907)
Effect of exchange rate changes on cash and cash equivalents	(39)	(62)
Net increase (decrease) in cash and cash equivalents	35,734	(12,990)
Cash and cash equivalents and restricted cash, beginning of period	108,520	121,510
Cash and cash equivalents, end of period	137,564	103,429
Restricted cash, end of period	3,439	5,091
Restricted cash included in other non-current assets, end of period	3,251	—
Cash and cash equivalents and restricted cash, end of period	$144,254	$108,520

Cresco Labs Inc. Consolidated Statements of Cash Flows For the Years Ended December 31, 2024 and 2023 (In thousands of United States Dollars)

	Year Ended December 31,
	2024	2023
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE PERIOD FOR:
Income tax, net	$9,195	$70,896
Interest	55,196	53,616

NON-CASH INVESTING AND FINANCING TRANSACTIONS:

Issuance of shares under business combinations and acquisitions	$2,850	$—
Non-cash consideration for business combination	—	47,238
Non-controlling interests redeemed for equity	4,230	5,788
Increase to net lease liability	680	1,474
Receivable due from seller of previous acquisition	—	705
Liability incurred to purchase property, equipment and intangibles	1,218	93
Liability of property, plant and equipment purchased through vendor financing	490	748
Purchase of property, plant and equipment through inventory	—	48
Purchase of inventory through inventory	39	—
(Overpaid) unpaid declared distributions to non-controlling interest redeemable unit holders	(17,401)	10,176
Receivable related to financing lease transactions	612	612
Liability incurred in accordance with tax receivable agreement	83,482	14,564
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.® and FloraCal® Farms. As of December 31, 2024, the Company operates in Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan, and Florida pursuant to applicable state and local laws and regulations. These include the Illinois Compassionate Use of Medical Cannabis Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Medical Marijuana Act; Chapters 3796 and 3780 of the Ohio Revised Code; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the New York Marihuana Regulation and Taxation Act; Massachusetts General Laws Chapters 94G and 94I; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, the Michigan Regulation and Taxation of Marihuana Act, and the Michigan Marihuana Tracking Act; and Article X section 29 of the Florida Constitution and section 381.986, Florida Statues, respectively.

The Company’s SVS are listed on the Canadian Securities Exchange under the ticker symbol “CL” and are quoted on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s corporate office is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661. The registered office is located at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation
The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).
(b)Basis of Measurement
The accompanying consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.
(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). Foreign currency denominated assets and liabilities are remeasured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other (expense) income, net in the Consolidated Statements of Operations.
Assets and liabilities of foreign operations having a functional currency other than USD (e.g., Canadian dollars) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Consolidated Balance Sheets.
(d)Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of December 31, 2024:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Holding Company	100%
Sonoma's Finest fka FloraCal	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
Keystone Integrated Care, LLC	Pennsylvania	Dispensary	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

Entity	Location	Purpose	Percentage Held
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
High Road Holdings LLC	Delaware	Holding Company	100%
SPS Management, LLC	Delaware	Holding Company	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	64%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Holding Company	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
FloraMedex, LLC	Illinois	Dispensary	100%

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

Entity	Location	Purpose	Percentage Held
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC[1]	Michigan	Cultivation and Production Facility	85%
1Legally, Cresco Labs Michigan, LLC is 42.5% owned by a related party within management of the Company.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the consolidated financial statements.
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Consolidated Statements of Operations and in the Consolidated Statements of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.
(e)Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, and cash on hand at retail locations. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents and mainly consist of certificates of deposits.
(f)Restricted Cash

Restricted cash represents amounts held in escrow related to investments, acquisitions, and building improvements.
(g)Accounts Receivable
Accounts receivable are recorded net of allowance for doubtful accounts. The Company develops a provision matrix and measures the expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors. The Company also estimates and provides an allowance for doubtful accounts based on contractual payment terms, actual payment history of its customers, current economic conditions, and individual customer circumstances. Accounts receivable are evaluated monthly based on expected collections over its life and an adjustment is recorded as needed. When a receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the Consolidated Statements of Operations. See Note 16 “Financial Instruments and Financial Risk Management” for further discussion.
(h)Inventory
Inventory is primarily composed of raw materials (cannabis and non-cannabis), work-in-process, and finished goods. Inventory is recorded at the lower of cost or net realizable value, with cost determined

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

using the weighted average cost method. For manufactured inventory, costs incurred during the growing and production of cannabis and cannabis-based products are capitalized, net of yield adjustments, as incurred to the extent that costs are less than net realizable value. These costs include, but are not limited to, materials, labor, overhead and occupancy costs, cannabis taxes, and depreciation expense on equipment involved in manufacturing, packaging, labeling, inspection, and testing. Fixed costs associated with underutilized facilities are taken as expenses within the current period. Capacities are set using normalized operating capacity as defined by GAAP. Costs related to purchased finished goods are recorded at cost, including freight. The Company reviews inventory for obsolete, redundant, and slow-moving goods and any such inventory is written down to net realizable value.
(i)Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Land is recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The Company evaluates the recoverability of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. In those cases, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, the Company will determine the fair value of the assets within the asset group and record an impairment loss calculated as the excess in carrying value over fair value. Equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Any gain or loss arising from derecognition or impairment of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the accompanying Consolidated Statements of Operations. The Company assesses property and equipment for indicators of impairment throughout the reporting period. See Note 4 “Property and Equipment” for additional details.

Category	Estimated Useful Life
Leasehold Improvements	1 - 16 years
Machinery and Equipment	5 - 15 years
Furniture and Fixtures	3 - 7 years
Vehicles	5 years
Website and Software	3 years
Computer Equipment	3 - 5 years
Buildings and Building Improvements	5 - 39 years
Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.
(j)Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation of financial information and control transfers to the Company. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Costs incurred during the year to renew or extend the term of a recognized intangible asset are included within additions and are amortized on a straight-line basis over the

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

useful lives of the permit or license renewal period. See Note 6 “Intangible Assets and Goodwill” for additional details. Intangible assets are amortized over the following terms:

Category	Estimated Useful Life
Customer Relationships	1 - 8 years
Trade Names	10 years
Permit Application Fees	1 - 2 years
The estimated useful lives and residual values are reviewed at each year end and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses, which represent the future benefits associated with the Company’s cultivation, processing, and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.
Definite-lived intangible assets are tested for impairment when there is an indication of impairment. Indefinite-lived intangible assets are tested for impairment annually, or more frequently, as warranted if events or changes in circumstances indicate impairment.
For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units, determined based on the smallest identifiable group of assets that generate cash inflows and outflows that are largely independent of cash inflows from other assets or group of assets.
(k)Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of a business over the fair value of the net assets acquired. Goodwill is allocated to the reporting unit or reporting units, which are expected to benefit from the synergies of the combination.
Goodwill is not subject to amortization and is tested for impairment annually, or more frequently as warranted if events or changes in circumstances indicate impairment may have occurred. For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units or groups of reporting units representing the lowest level at which the assets generate cash inflow and outflow independent of other assets. An impaired asset is written down to its estimated fair value based on the most recent information available. The Company assesses the fair values of its reporting units using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, and the allocation of shared or corporate costs. The impairment review, which is performed on October 1 or on December 1 of each year, begins with a qualitative assessment of all reporting units. If the Company determines, based on evaluating all available evidence, that a reporting unit’s carrying value may exceed its fair value at the testing date, the Company performs a quantitative impairment assessment. If the carrying value of these intangible assets or the reporting unit exceeds the fair values, the Company would record an impairment charge based on the excess of the carrying value over the fair value. See Note 6 “Intangible Assets and Goodwill” for additional details.

As of December 31, 2024, the Company has no goodwill recorded that is expected to be tax deductible.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

(l)Income Taxes

Tax expense recognized in profit or loss is comprised of the sum of current and deferred taxes not recognized in other comprehensive loss or directly in equity.
(i)Current Tax
Current tax assets and/or liabilities are comprised of claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
(ii)Deferred Tax
Deferred taxes are calculated using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are more likely than not expected to be unrealized. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive loss or directly in equity, in which case the related deferred tax is also recognized in other comprehensive loss or equity, respectively.
As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code (“IRC”) Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Additionally, certain states including Arizona, California, Illinois, Maryland, Massachusetts, Michigan, New York, and Pennsylvania do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states. See Note 20 “Provision for Income Taxes and Deferred Income Taxes” for additional details.
(m)Fair Value of Financial Instruments

The Company accounts for assets and liabilities measured at fair value on a recurring basis in accordance with Accounting Standards Codification (“ASC”) 820 Fair Value Measurements. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the inputs to the fair value measurements. The three levels of the hierarchy are:
(i)Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
(ii)Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly;
(iii)Level 3 – Inputs for the asset or liability that are not based on observable market data.

See Note 16 “Financial Instruments and Financial Risk Management” for additional details.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

(n)Loans Receivable

The Company may provide financing to various related and non-related businesses within the cannabis industry. These loans are classified as held for investment and accounted for as financial instruments in accordance with ASC 310 Receivables. At each reporting date, the Company applies its judgment to evaluate the collectability of the Loans receivable balance and records a provision based on the assessed amount of expected credit loss (“ECL”). See Note 16 “Financial Instruments and Financial Risk Management” for additional details.
(o)Leases

The Company has entered into leases primarily for its corporate offices, cultivation and processing facilities, and dispensaries. At inception of a contract, the Company determines whether the contract includes a lease. A contract contains a lease if it includes enforceable rights and obligations under which the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the commencement date – the date when the asset is available for use by the lessee.
The Company assesses at lease commencement whether it is reasonably certain to exercise extension or termination options. The Company reassesses its lease portfolio to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The extension options, which are considered reasonably certain to be exercised, are mainly those for which operational decisions have been made that make the lease assets vital to the continued relevant business activities.
Liabilities arising from a lease are initially measured at the present value of the lease payments not yet paid, using the Company’s incremental borrowing rate. Lease liabilities include the value of the following payments:
(i)Fixed payments, including in-substance fixed payments, less any lease incentives receivable;
(ii)The exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
(iii)Penalties for early termination of the lease, if the lease term reflects the Company exercising an option to terminate the lease.

The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is decreased by cash paid net of interest expense incurred. The lease liability is remeasured when there is a change in future lease payments, or if the Company changes its assessment of whether it will exercise an extension, purchase, or termination option.
ROU assets are measured at cost and are comprised of the following:
(i)The amount of the initial measurement of lease liability;
(ii)Lease payments made at or before the commencement date less any lease incentives received;
(iii)Any initial direct costs; and
(iv)An estimate of costs of dismantling and removing the underlying asset, restoring the site on which it is located, or the underlying asset, if applicable.
The ROU asset is depreciated on a straight-line basis from the commencement date to the end of the lease term. A fixed amount of rent expense is recognized on a straight-line basis over the lease term for operating leases. For finance leases, depreciation expense on the ROU asset and interest expense on the lease liability are recognized over the lease term. The value of the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain revaluations of the lease liability.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

In accordance with the guidance in ASC 842 Leases, the Company has elected not to recognize ROU assets and lease liabilities where the total lease term is less than or equal to twelve months. The payments for such leases are recognized as rent expense within Selling, general and administrative expenses or Cost of goods sold in the Consolidated Statements of Operations on a straight-line basis over the lease term. See Note 5 “Leases” for additional information.
(p)Change in Accounting Policy

On December 1, 2024, the Company elected to change its accounting policy related to its annual impairment test date from October 1 to December 1. The Company implemented the change to better align impairment testing with our annual financial and strategic planning process, which includes several key factors for each reporting unit, including projected future operating results, anticipated future cash flows, discount rates, and the allocation of shared or corporate costs used in our annual impairment testing. During 2024, the Company performed annual impairment testing on October 1, 2024 and December 1, 2024, and concluded there was impairment of the carrying value of indefinite-lived intangible assets. See Note 6 “Intangible Assets and Goodwill” for additional details. The change was applied prospectively in accordance with ASC 250 Change in Accounting Principle.

On October 1, 2023, the Company elected to change its accounting policy related to the computation of short-term versus long-term lease liabilities. Previously, the current portion of the lease liability was determined by summing the present value of lease payments for the next twelve (12) months. Under the new methodology, the current portion of the lease liability is now calculated by summing the next twelve (12) months lease liability reduction. The Company implemented the change to better leverage automated lease accounting software and further streamline its month-end and quarter-end close processes. Both methodologies are allowable under GAAP. The change was applied retrospectively, and all prior periods presented in the consolidated financial statements have been adjusted in accordance with the updated policy.
(q)Revenue Recognition

Revenue is recognized by the Company in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”). Through application of ASC 606, the Company recognizes revenue to depict the transfer of promised goods to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.
In order to recognize revenue under ASC 606, the Company applies the following five (5) steps:
(i)Identify a customer along with a corresponding contract;
(ii)Identify the performance obligation(s) in the contract to transfer goods to a customer;
(iii)Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods to a customer;
(iv)Allocate the transaction price to the performance obligation(s) in the contract; and
(v)Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue consists of wholesale and retail sales of cannabis and other cannabis-derived and related products. Wholesale and retail sales are both generally recognized at a point in time when control over the goods has been transferred to the customer and is recorded net of sales discounts. For retail sales, payment is typically due upon transferring the goods to the customer. For wholesale sales, payment is typically due upon transferring the goods to the customer or within a specified time period permitted under agreed-upon payment terms.
Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. For some of its locations, the Company has customer loyalty programs where retail customers accumulate points based on their level of spending and use these points for discounts on cannabis and cannabis related products. The

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

total point balance is recorded as a contract liability on each dispensary based on weighted-average sales for the given month until customers redeem their points for discounts. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point redemption, which is calculated based on a standalone selling price and using historical redemption rates. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. In the event of a product recall, the expected value method is utilized to estimate the financial impact and a reduction of revenue is recorded. See Note 12 “Revenues and Loyalty Programs” for additional information on revenue and loyalty programs.

(r)Advertising Costs

Advertising costs are expensed as incurred and are included in Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and totaled $7.1 million and $7.4 million for the years ended December 31, 2024 and 2023, respectively.
(s)Excise Tax

The Company recognizes excise tax as Cost of goods sold or Selling, general and administrative expense based on whether the tax is generated on production of cannabis or as part of selling costs, respectively.
(t)Share-Based Compensation
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. For awards with performance conditions, compensation expense is recognized over the service period of awards and adjusted for the probability of achievement of performance-based goals. Expected forfeitures are applied to awards using an expected forfeiture rate that is calculated annually. The expected forfeiture rate is reviewed quarterly and an updated forfeiture rate will be applied to all outstanding awards if there has been a material change to the rate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For share-based payments granted to non-employees, the compensation expense is measured at the fair value of the equity instrument on the grant date. See Note 8 “Share-Based Compensation” for additional information on share-based compensation.
(u)Variable Interest Entities

A variable interest entity (“VIE”) is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to control the entity’s activities or do not substantially participate in the gains and losses of the entity. Upon inception of a contractual agreement, and thereafter, if a reconsideration event occurs, the Company performs an assessment to determine whether the arrangement contains a variable interest in an entity and whether that entity is a VIE. The primary beneficiary of a VIE is the party that has both the power to direct the activities that most significantly impact the economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Under ASC 810 Consolidations, where the Company concludes that it is the primary beneficiary of a VIE, the Company consolidates the financial results of the entity. See Note 17 “Variable Interest Entities” for additional information on VIEs.
(v)Business Combinations and Assets and Liabilities Held for Sale

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for by applying the acquisition method. The total consideration transferred in a business combination is the sum of the fair values of assets transferred, liabilities assumed, equity interests, and other consideration issued by the acquirer in exchange for control of the acquiree. The acquisition date

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

is the date on which the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where ASC 805 Business Combinations provides exceptions to recording the amounts at fair value. Preliminary balances recorded are subject to change during the measurement period, which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. Acquisition costs of the acquirer are expensed to profit or loss; acquisition costs of the acquiree paid by the acquirer may comprise a portion of consideration transferred. Non-controlling interest in the acquiree, if any, is recognized at fair value.

The Company classifies an asset or disposal group as held for sale in accordance with ASC 360 Property, Plant and Equipment, when the following criteria are met:

(i)management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);
(ii)the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);
(iii)an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;
(iv)the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year;
(v)the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value;
(vi)actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Disposal groups held for sale are reported at the lower of carrying amount or fair value less costs to sell. Long-lived assets classified as held for sale are not subject to depreciation or amortization, and both the assets and any liabilities directly associated with the disposal group are presented separately within our Consolidated Balance Sheets. Subsequent changes to the estimated fair value less cost to sell are recorded as gains or losses in our Consolidated Statements of Operations, and any subsequent gains are limited to the cumulative losses previously recognized. The Company did not have any assets classified as held for sale as of December 31, 2024 and 2023.

(w)Loss Per Share
Loss per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted-average shares outstanding during the period. The Company presents basic and diluted EPS in the Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable units of Cresco Labs, LLC (“Redeemable Units”), stock options, and restricted stock units (“RSUs”) issued. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to Redeemable Units, stock options, and RSUs is computed using the treasury stock method. See Note 9 “Loss Per Share” for additional information on EPS.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

(x)Use of Estimates
The preparation of the Company’s consolidated financial statements under GAAP requires management to make estimates, judgments, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.
(y)Newly Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU for the fiscal year ended December 31, 2024. This ASU did not have a material impact on the consolidated financial statements. See Note 18 “Segment Information” for additional information.
(z)Recently Issued Accounting Standards

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses. This ASU is intended to enhance transparency into the nature and function of expenses. The ASU requires that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Upon adoption, this ASU should be applied on a prospective basis, while retrospective application is permitted. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures. The ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis, with retrospective application permitted. The Company plans to adopt this ASU for the fiscal year ended December 31, 2025 and is currently assessing the impact on our consolidated financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission's (“SEC”) Disclosure Update and Simplification Initiative. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics in the ASC. The amendments should be applied on a prospective basis and allow users to more easily compare entities subject to SEC's existing disclosure with those entities that were not previously subject to the SEC's requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

(aa)Reclassifications
Certain prior period amounts were reclassified to conform to the current presentation. As of December 31, 2023, the Company decoupled Tax receivable agreement liability and Uncertain tax position liability balances previously included in Other long-term liabilities on the Consolidated Balance Sheets. Additionally, the Company reclassified Loans receivable, short-term balances to Other current assets as well as Loans receivable, long-term and Investments to Other non-current assets. The reclassifications had no effect on Total Assets or Total Liabilities.

(ab)Revision of Previously Issued Financial Statements
During the fourth quarter of 2024, the Company identified calculation errors in the presentation of the discrete financial results of its non-controlling interest subsidiaries in the table disclosed in section (e) of Note 8 “Share Capital” in its Consolidated Financial Statements as of and for the year ended December 31, 2023. The balances disclosed were understated as the disclosure presented quarterly balances, rather than full year balances for fiscal year ended December 31, 2023. The error has been corrected in Note 7 “Share Capital” to these Consolidated Financial Statements as of and for the year ended December 31, 2023. The correction of errors impacted the note disclosure and did not have any effect on the Company’s financial position, results of operations, or cash flows.

NOTE 3. INVENTORY
Inventory as of December 31, 2024 and December 31, 2023, consisted of the following:

($ in thousands)	December 31, 2024	December 31, 2023
Raw materials	$12,010	$12,649
Raw materials - non-cannabis	13,213	17,937
Work-in-process	33,803	51,538
Finished goods	22,931	24,138
Finished goods - non-cannabis	1,386	1,527
Inventory, net	$83,343	$107,789

During the years ended December 31, 2024 and 2023, the net impact to inventory reserve was an increase of $1.0 million and $3.8 million, respectively. The expense related to the change in inventory reserve is included in Cost of goods sold presented in the Consolidated Statements of Operations.

In addition, during the year ended December 31, 2023, the Company recorded an adjustment of $0.7 million to write down inventory to its net realizable value. The assets were sold in the fourth quarter of 2023.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

NOTE 4. PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 2024 and December 31, 2023 consisted of the following:

($ in thousands)	December 31, 2024	December 31, 2023
Land and Buildings	$209,668	$207,194
Machinery and Equipment	44,347	41,928
Furniture and Fixtures	43,054	37,912
Leasehold Improvements	183,522	173,614
Website, Computer Equipment and Software	11,853	11,124
Vehicles	2,784	2,892
Construction In Progress	12,037	14,483
Total property and equipment, gross	507,265	489,147
Less: Accumulated depreciation	(162,419)	(120,839)
Property and equipment, net	$344,846	$368,308

As of December 31, 2024 and December 31, 2023, costs related to unfinished construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.

The following table reflects depreciation expense related to property and equipment for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Depreciation expense included in cost of goods sold and ending inventory	$28,648	$35,716
Depreciation expense included in selling, general and administrative expense	15,547	18,475
Total depreciation expense	$44,195	$54,191

As of December 31, 2024 and December 31, 2023, ending inventory includes $8.2 million and $12.8 million of capitalized depreciation, respectively.

The following table reflects depreciation expense capitalized to cost of goods sold and depreciation expense capitalized to ending inventory for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Capitalized expense included in cost of goods sold	$33,299	$33,873
Capitalized expense to inventory for prior periods	12,795	10,847

During the year ended December 31, 2024, the Company sold $0.3 million of property and equipment and recorded a $0.1 million net gain, primarily related to the sale of a medical dispensary in Pennsylvania. The gain is recorded in Other (expense) income, net on the Consolidated Statements of Operations.

During the year ended December 31, 2024, the Company additionally disposed of $0.8 million of property and equipment no longer in use in various states. The Company recorded a total $0.8 million net loss on the disposal of those assets which is recorded in Other (expense) income, net in the Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

During the year ended December 31, 2023, the Company wrote down the remaining assets at our Mendota facility with a net book value of $0.1 million and sold certain assets to a third-party and recorded a net gain on sale of assets of $0.1 million to Other (expense) income, net in the Consolidated Statements of Operations.

During the year ended December 31, 2023, the Company sold $2.5 million of property and equipment at our Encanto Green Cross Dispensary in Arizona. The Company accelerated depreciation expense of $0.7 million on the property and equipment sold. See Note 10 “Acquisitions and Dispositions” for additional details on this transaction.

During the year ended December 31, 2023, the Company sold $2.1 million of property and equipment and recorded a $0.9 million net gain on the sale of a cultivation and manufacturing facility in Florida. The gain is recorded in Other (expense) income, net on the Consolidated Statements of Operations.

In the fourth quarter of 2022, management committed to a plan to restructure certain operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company adjusted the assumptions related to renewal options for certain leases at the impacted facilities. The Company accelerated depreciation on leasehold improvements related to those leases, with additional depreciation expense taken on these leasehold improvements in the amount of $1.1 million during the year ended December 31, 2023.

NOTE 5. LEASES
The Company is the lessee in all of its material leasing arrangements and has entered into leases primarily for its corporate offices, cultivation and processing facilities, and dispensaries. The Company did not enter into any material lease arrangements during the years ended December 31, 2024 and 2023. Depending upon the type of lease, the original lease terms generally range from 2 years to 20 years. Certain leases include renewal options ranging from 3 years to 25 years. The Company is reasonably certain to exercise renewal options ranging from 5 years to 10 years on certain leases.
Some leases may contain variable lease payments based on an index or rate. These rates are initially measured using the index or rate in effect at lease commencement, and changes to index-based lease payments are recognized in profit or loss in the period of the change and are immaterial.
The following table reflects the Company’s lease balances within the Consolidated Balance Sheets:

($ in thousands)	December 31, 2024	December 31, 2023
ROU assets	$110,657	$117,882
Current portion of lease liabilities	11,623	9,416
Non-current lease liabilities	155,334	163,811

The following table reflects the components of lease expense included in the Consolidated Statements of Operations:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

	Year Ended December 31,
($ in thousands)	2024	2023
Lease depreciation expense included in selling, general and administrative expense	$2,362	$2,364
Lease depreciation expense included in cost of goods sold and ending inventory	—	50
Total finance lease depreciation expense	$2,362	$2,414

Rent expense included in selling, general and administrative expense	$12,643	$12,523
Rent expense included in cost of goods sold	15,337	15,492
Total rent expense - operating leases	$27,980	$28,015

Short-term rent expense included in selling, general and administrative expense	$217	$465
Interest expense - leases	$3,146	$3,513

The following table reflects amortization expense capitalized to cost of goods sold and amortization expense capitalized to ending inventory for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Capitalized expense to cost of goods sold	$—	$129
Capitalized expense to inventory for prior periods	—	79

In the fourth quarter of 2022, the Company committed to a plan to restructure additional operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company adjusted the values of certain leases at the facilities impacted as a result of a change in the underlying assumptions regarding renewal options for those leases. The differences between the carrying amounts of the ROU assets and lease liabilities associated with these leases, resulted in a gain on lease termination of $1.1 million for the year ended December 31, 2023 and is included in Other (expense) income, net, in the Consolidated Statements of Operations.

The Company received tenant improvement allowance reimbursements of $1.1 million and $2.6 million across all finance and operating leasing arrangements for the years ended December 31, 2024 and 2023, respectively. The Company expects to receive an additional $2.2 million from finance and operating leasing arrangements and $0.1 million from other financing transactions in future periods.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

As of December 31, 2024, maturities of lease liabilities were as follows:

($ in thousands)	Operating Leases	Finance Leases	Total
2025	$29,467	$5,020	$34,487
2026	29,613	5,146	34,759
2027	29,574	5,240	34,814
2028	29,551	5,124	34,675
2029	28,972	4,969	33,941
Thereafter	133,219	13,368	146,587
Total lease payments	$280,396	$38,867	$319,263
Less: imputed interest	(134,142)	(15,998)	(150,140)
Less: tenant improvement allowance	(1,915)	(251)	(2,166)
Present value of lease liabilities	144,339	22,618	166,957
Less: current lease liabilities	(9,629)	(1,994)	(11,623)
Present value of long-term lease liabilities	$134,710	$20,624	$155,334

(a)Long-term financing liabilities

The Company also has long-term financing liabilities associated with certain properties. See Note 11 “Long-term Notes and Loans Payable, Net” for additional details on these transactions. As of December 31, 2024 and 2023, the Company had long-term financing liabilities of $90.9 million and $93.5 million, respectively. For the years ended December 31, 2024 and 2023, the Company recorded payments of $13.5 million and $13.2 million, respectively, and incurred interest expense of $11.5 million and $11.7 million, respectively.

As of December 31, 2024, maturities of long-term financing liabilities were as follows:

($ in thousands)	Long-term financing liabilities
2025	$13,875
2026	14,223
2027	14,580
2028	14,946
2029	15,321
Thereafter	81,598
Total financing payments	$154,543
Less: interest	(60,919)
Less: tenant improvement allowance	(75)
Present value of financing liabilities	$93,549
Less: short-term financing liabilities	(2,609)
Present value of long-term financing liabilities	$90,940

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

Other information related to leases as of and for the years ended December 31, 2024 and 2023 was as follows:

	December 31, 2024		December 31, 2023
($ in thousands)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Right-of-use assets	$95,846	$14,811	$100,249	$17,633
Lease liabilities (current)	$9,629	$1,994	$7,677	$1,739
Lease liabilities (non-current)	$134,710	$20,624	$141,428	$22,383

Weighted- average remaining lease term[1]	10.1	8.8	11.0	9.6
Weighted-average discount rate	15.0%	14.0%	15.0%	14.0%
1 Weighted-average remaining lease term does not include extensions which the Company is not reasonably certain to enter into.

As the interest rate implicit in a lease is generally not readily determinable, the Company uses an incremental borrowing rate to determine the present value of the lease payments. The incremental borrowing rate represents the risk-adjusted rate of interest the Company would have to pay to borrow on a collateralized basis over a similar economic environment and term.
Cash paid for interest included in the measurement of finance lease liabilities for the years ended December 31, 2024 and 2023 was $3.1 million and $3.5 million, respectively.

NOTE 6. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets

Intangible assets consisted of the following as of December 31, 2024 and December 31, 2023:

	December 31, 2024			December 31, 2023
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets:
Customer Relationships	$31,300	$(15,736)	$15,564	$31,000	$(11,623)	$19,377
Trade Names	2,100	(1,750)	350	2,100	(1,680)	420
Permit Application Costs	20,699	(18,270)	2,429	17,351	(15,980)	1,371
Other Intangibles[1]	6,013	(6,013)	—	6,013	(5,886)	127
Indefinite-Lived Intangible Assets:
Licenses	275,651	—	275,651	275,671	—	275,671
Total Intangible Assets	$335,763	$(41,769)	$293,994	$332,135	$(35,169)	$296,966
1As of December 31, 2023, Other Intangibles include non-compete agreements, non-solicitation agreements, and related amortization.

During the year ended December 31, 2024, the gross carrying amount of intangible assets increased by $3.6 million, primarily related to the Keystone acquisition. During the year ended December 31, 2023, the gross carrying amount of intangible assets decreased by $104.7 million, primarily related to impairment charges discussed below.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

The following table reflects the amortization expense related to definite-lived intangible assets for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Amortization expense included in cost of goods sold and ending inventory	$3,245	$3,347
Amortization expense included in selling, general and administrative expense	3,861	3,699
Total amortization expense	$7,106	$7,046

As of December 31, 2024 and December 31, 2023, ending inventory included $0.2 million and $1.0 million of capitalized amortization, respectively.

The following table reflects amortization expense capitalized to cost of goods sold and amortization expense capitalized to ending inventory for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Capitalized expense included in cost of goods sold	$3,058	$3,972
Capitalized expense to inventory for prior periods	977	1,585

The following table outlines the estimated amortization expense related to intangible assets for each of the next five years:

($ in thousands)	Estimated Amortization Expense
2025	$6,119
2026	4,271
2027	3,281
2028	2,963
2029	1,709
Total estimated amortization expense	$18,343

(b)Goodwill

The changes in carrying amount of goodwill are as follows for the years ended December 31, 2023 and December 31, 2024:

($ in thousands)	Total
Balance at January 1, 2023	$330,555
Impairment loss	(50,858)
Balance at December 31, 2023	279,697
Additions from acquisitions	3,637
Measurement period adjustments	150
Balance at December 31, 2024	$283,484

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

(c)Impairment

During the year ended December 31, 2024, the Company recorded impairment to indefinite-lived intangible assets related to the following:

•During the third quarter of 2024, management determined it is more likely than not that the carrying value of the California reporting unit exceeded its fair value due to updated forecasts and projections. As a result, $2.3 million of impairment charges reducing the carrying value of licenses was recognized in the Consolidated Statements of Operations.

During the year ended December 31, 2023, the Company recorded impairment to goodwill and indefinite-lived intangible assets related to the following:

•During the year ended December 31, 2023, the Company completed the sale of assets at our Encanto Green Cross Dispensary in Arizona. Based on an analysis of the fair value of these assets, the book value was written down by $0.2 million and impairment charges were recognized in the Consolidated Statements of Operations.

•During the third quarter of 2023, management determined it is more likely than not that the California, Florida and New York reporting units' carrying value exceeded their fair value due to updated forecasts and projections of future cash flows for the reporting units. As a result, $9.9 million, $79.4 million and $40.0 million, respectively, of impairment charges reducing the carrying value of goodwill and licenses were recognized in the Consolidated Statements of Operations.

•During the second quarter of 2023, management determined it is more likely than not that the Massachusetts reporting unit’s carrying value exceeded its fair value due to updated forecasts and projections for this reporting unit. As a result, a $21.5 million impairment charge reducing the carrying value of goodwill and licenses was recognized in the Consolidated Statements of Operations.

Annual impairment testing involves determining the fair value, or recoverable amount, of the reporting units to which goodwill and indefinite-lived intangible assets are allocated, and comparing this to the carrying value of the reporting units. The measurement of the recoverable amount of each reporting unit was calculated based on the higher of the reporting unit’s fair value less costs to sell, or value in use, which are Level 3 measurements within the fair value hierarchy.

The calculation of each of the recoverable amounts based on discounting the future cash flows (value in use) was based on the following key assumptions:

•Cash flows were projected based on the Company’s long-term business plan for each reporting unit. Cash flows beyond the long-term business plan were projected to grow at a perpetual growth rate, which was estimated to range from 2.0% to 3.0% in most cases.

•Discount rates applied in determining the recoverable amount of the reporting units noted above range between 13.0% and 18.0% based on the pre-tax weighted average cost of capital of each reporting unit and other peers in the industry. The values assigned to the key assumptions represent management’s assessment of future trends in the industries in which the reporting units operate and are based on both external and internal sources and historical trend data.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

NOTE 7. SHARE CAPITAL
(a)     Authorized

The authorized share capital of the Company is comprised of the following:
(i)Unlimited Number of Subordinate Voting Shares, Without Par Value
Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.
(ii)Unlimited Number of Proportionate Voting Shares, Without Par Value
Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted (200 votes per PVS). As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and Super Voting Shares (“MVS”) by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. Holders of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.
(iii)Unlimited Number of Super Voting Shares, Without Par Value
Holders of MVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of MVS will be entitled to 2,000 votes in respect of each MVS held.
(iv)Unlimited Number of Special Subordinate Voting Shares, Without Par Value
Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors.
(b)     Issued and Outstanding

(i)Redeemable Units
As part of a reverse takeover that occurred on November 30, 2018, unit holders of Cresco Labs, LLC exchanged their units for a new class of Redeemable Units in Cresco Labs, LLC. Each Redeemable Unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; until Redeemable Units are exchanged for SVS, holders of Redeemable Units have the right to participate only in the earnings of Cresco Labs, LLC and not the earnings of the Company.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

(ii)    Issued and Outstanding Shares
As of December 31, 2024 and 2023, issued and outstanding capital consisted of the following:

(shares in thousands)	Redeemable Units	SVS[1]	PVS[2]	MVS	SSVS[3]
Beginning balance, January 1, 2023	106,106	280,994	20,082	500	1
RSUs issued	—	1,727	—	—	—
Issuance of shares related to settlement of acquisition contingent consideration	—	27,091	—	—	—
Cresco LLC redemptions	(9,407)	9,407	—	—	—
PVS converted to SVS	—	1,132	(1,132)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	406	—	—	—
Share issuances	—	—	—	—	1
Ending Balance, December 31, 2023	96,699	320,757	18,950	500	2
Stock options exercised	—	5	—	—	—
RSUs issued	—	2,338	—	—	—
Issuance of shares related to acquisitions	—	1,422	—	—	—
Cresco LLC redemptions	(4,642)	4,642	—	—	—
PVS converted to SVS	—	1,843	(1,843)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	483	—	—	—
Ending Balance, December 31, 2024	92,057	331,490	17,107	500	2
1 SVS includes shares pending issuance or cancellation
2 PVS presented on an “as-converted” basis to SVS (1-to-200)
3 SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(iii)     Issuance of Shares - Acquisitions
During the years ended December 31, 2024 and 2023, the Company issued shares in conjunction with certain acquisitions as follows:

(in thousands)	Acquisition date	SVS shares issued	Equity-based consideration
Year Ended December 31, 2024
Keystone[1]	April 24, 2024	1,422	$2,850

Year Ended December 31, 2023
Laurel Harvest[2] - Contingent Consideration	December 9, 2021	27,091	$47,238
1 Keystone Integrated Care, LLC (“Keystone”)
2Laurel Harvest, LLC (“Laurel Harvest”)
(c)     Distribution to Non-controlling Interest Holders
Tax distributions are based off the tax rate determined by Cresco Labs Inc. (which is currently the highest U.S. individual income tax rates) applied to taxable income generated from Cresco Labs, LLC (i.e., not the whole Cresco group), which is the Company’s most significant distribution, and attributable to the NCI members. The Company has other tax and non-tax distributions that are calculated in accordance with each relevant operating agreement.
As of December 31, 2024, the Company had an asset of $17.4 million for tax-related distributions to 2024 and 2023 unit holders of Cresco Labs, LLC and other minority interest holders. As of December 31, 2023, the Company had an accrual of $15.2 million for tax-related distributions to the 2023 and 2022 unit holders of Cresco Labs, LLC. During the second quarter of 2024, the Company recorded significant tax and tax-related items due to uncertain tax positions that its operations are not subject to IRC Section 280E. Due to

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

this updated position, the Company determined it had overpaid tax distributions to 2024 and 2023 unit holders, and thus is currently in a net asset position.

In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2024 and 2023 unit holders of Cresco Labs, LLC and other minority holders of $27.2 million during the year ended December 31, 2024. Similarly, the Company declared and paid required tax distribution amounts to 2023 and 2022 unit holders of Cresco Labs, LLC and other minority interest holders of $38.9 million during the year ended December 31, 2023.
(d)     Changes in Ownership and Non-controlling Interests
During the years ended December 31, 2024 and 2023, redemptions of 4.6 million and 9.4 million Redeemable Units occurred, respectively, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 1.9% and 3.7% in non-controlling interest in Cresco Labs, LLC, respectively.

For the year ended December 31, 2024, net income (loss) attributable to non-controlling interest includes the following amounts:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs Michigan, LLC		Cresco Labs, LLC[1,3]
Revenue	$—		$40,511		$65,362		$18,215		$—		$23,275		$358,060
Gross profit	(397)		26,198		43,051		5,684		(115)		574		194,803
Net income (loss)	$230		$16,453		$35,927		$(4,224)		$(384)		$(6,226)		$2,077
Net income (loss) allocated to NCI[4]	$86		$2,041		$8,986		$(49)		$(77)		$(899)		$3,861
NCI percentage as of December 31, 2024	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.2%	[1]	20.0%	[1]	15.0%	[1]	36.4%
1The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 36.4% NCI related to NCI for Cresco Labs Inc.
2The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3Includes the effect of Cresco Labs, LLC unit redemptions and other adjustments.
4Net income (loss) used to calculate the Net income loss allocated to NCI is adjusted for certain costs that the parent company is responsible for.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

For the year ended December 31, 2023, net income (loss) attributable to non-controlling interest includes the following revised amounts. All balances in this table have been revised from those previously disclosed in Note 8 “Share Capital” to the Consolidated Financial Statements as of and for the year ended December 31, 2023:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs Michigan, LLC[4]		Cresco Labs, LLC[1,3]
Revenue	$8,044		$49,226		$78,481		$9,554		$(180)		$20,289		$379,628
Gross profit	3,673		31,267		51,255		(957)		(2,833)		2,488		203,287
Net income (loss)	$3,213		$16,848		$37,263		$(7,709)		$(1,975)		$(1,758)		$(43,175)
Net income (loss) allocated to NCI[5]	$205		$2,248		$10,069		$(76)		$(389)		$(258)		$(16,129)
NCI percentage as of December 31, 2023	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.2%	[1]	20.0%	[1]	15.0%	[1]	38.3%
1The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 38.3% NCI related to NCI for Cresco Labs Inc.
2The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3Includes the effect of Cresco Labs, LLC unit redemptions and other adjustments.
4During the second quarter of 2023, Cresco Labs Michigan, LLC net assets grew to a balance that exceeded the life-to-date capital contributions made by Cresco Labs Inc. As a result, the Company began recording NCI related to Cresco Labs Michigan, LLC. The results shown above are only for the period in which Cresco Labs Michigan, LLC was considered an NCI entity.
5Net income (loss) used to calculate the Net income loss allocated to NCI is adjusted for certain costs that the parent company is responsible for.

The effects of changes in the Company's ownership interests in less than 100% owned subsidiaries during the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
($ in thousands)	2024	2023
Net loss attributable to Cresco Labs Inc.	$(74,438)	$(175,522)
Changes in Cresco Labs Inc. equity due to redemptions of Cresco Labs, LLC units:
Share Capital	8,282	16,027
Accumulated Deficit	(12,512)	(21,815)
Total change from net loss attributable to Cresco Labs Inc. and change in ownership interest in Cresco Labs, LLC.	$(78,668)	$(181,310)

NOTE 8. SHARE-BASED COMPENSATION
The Company has a share-based compensation plan (the “Plan”) for employees, board members, and service providers. Under the Plan, stock options and RSUs issued have no voting rights and vest proportionately over periods ranging from the grant date to 5 years from the issuance date. Stock options exercised and RSUs issued are converted to SVS. Stock option expiration dates range from 8 years to 10 years after the grant date. In July 2024, the Plan was amended to increase the maximum number of shares that can be reserved for issuance under the Plan to 10% of the issued and outstanding shares (on an as converted to SVS basis) plus an additional 20 million shares. The calculation for the maximum number of shares that can be reserved for issuance under the Plan will remain in place until the 10% of the issued and outstanding shares (on an as converted to SVS basis) is greater than such number. At that point, the maximum number of shares reserved for issuance under the Plan shall not exceed 10% of the issued and outstanding shares (on an as converted to SVS basis).
(a)     Stock Options

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

On April 9, 2024, the Company commenced an offer for a one-time stock option exchange program (the “Option Exchange Program”) to certain employee option holders (“Eligible Participants”) who held certain underwater options and remained employed by the Company through the completion of the Option Exchange Program. Eligible Participants with an outstanding stock option that had an exercise price equal to or greater than $3.36 or 1.5 times the closing price on the expiration date of the Option Exchange Program of May 6, 2024, had the option to exchange their existing options for new options (“New Options”) that have an exercise equal to the higher of the closing price of the Company’s SVS as reported on the OTCQX market (the “OTC”) on (i) the New Option grant date, or (ii) the trading day preceding the New Option grant date. Eligible Participants had until May 6, 2024 to elect to exchange their existing stock options. Pursuant to the Option Exchange Program, 266 eligible participants elected to exchange 3.9 million stock options for 2.2 million New Options. The Option Exchange Program was subject to a shareholder vote at the Company’s Annual General and Special Meeting of shareholders held on July 10, 2024. The Option Exchange Program was approved as of the meeting. On July 10, 2024, immediately following the shareholder approval, the Company granted 2.2 million New Options pursuant to the terms of the Option Exchange Program and the Plan. The exercise price of the New Options is $2.10, which was the closing price of the SVS on the OTC on May 6, 2024. The New Options received in exchange for any originally vested stock options have a new 1-year cliff vesting schedule and an 8-year term. The New Options received in exchange for any originally unvested stock options have a new 2-year graded vesting schedule (with 50% vesting each year), and an 8-year term. Incremental expense of $0.2 million will be recognized over the new term of the New Options.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

The following table summarizes activity related to stock options outstanding as of and for the year ended December 31, 2024:

(Stock options and intrinsic value in thousands)	Number of stock options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2024	24,103	$4.45	6.6	$328
Granted[1]	4,822	1.51
Granted under the Option Exchange Program	2,237	2.10
Exercised	(5)	1.68
Forfeited	(3,117)	5.60
Cancelled under the Option Exchange Program	(3,887)	8.16
Outstanding - December 31, 2024	24,153	$2.91	6.33	$—
Exercisable - December 31, 2024	15,303	$3.27	5.29	$—
[1] Granted stock options include stock options issued to the Company’s Chief Executive Officer during the year ended December 31, 2024 that vest based on the achievement of certain market-based performance goals over the performance period, including the achievement of certain stock price performance targets.

The following table summarizes the weighted-average grant date fair value and total intrinsic value of stock options exercised for the years ended December 31, 2024 and 2023:

(In thousands, except per share data)	December 31, 2024	December 31, 2023
Weighted-average per share grant date fair value of stock options granted	$1.03	$1.21
Intrinsic value of stock options exercised, using market price at exercise date	$3	$—

Weighted-average stock price of stock options on the dates on which stock options were exercised during the year ended December 31, 2024 was $2.27 per option.

The fair value of stock options granted under the Plan during the years ended December 31, 2024 and 2023 was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	December 31, 2024	December 31, 2023
Risk-free annual interest rate	3.9% to 4.3%	3.7% to 4.0%
Expected annual dividend yield	0%	0%
Expected stock price volatility	72.4% to 84.4%	77.0% to 82.8%
Expected life of stock options	4.5 to 7.5 years	5.0 to 7.0 years
Forfeiture rate	9.9% to 34.0%	7.2% to 34.0%
Fair value at grant date	$0.24 to $1.55	$0.94 to $1.52
Stock price at grant date	$0.87 to $2.05	$1.35 to $2.01
Exercise price range	$0.92 to $6.62	$1.35 to $2.01

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

Volatility was estimated by using the average historical volatility of comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life, in years, represents the period of time that stock options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the stock options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.
(b)     Restricted Stock Units
The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant.

The following table summarizes activity related to RSUs outstanding as of and for the year ended December 31, 2024:

(shares in thousands)	Number of RSUs outstanding	Weighted-average fair value
Outstanding – January 1, 2024	6,862	$2.91
Granted	5,061	1.40
Vested and settled	(2,271)	2.82
Forfeited	(725)	2.18
Outstanding - December 31, 2024	8,927	$2.14

For the years ended December 31, 2024 and 2023, total fair value of RSUs vested, using market price at vest date, was $3.5 million and $3.4 million, respectively.
(c)     Expense Attribution
(i)     Stock options
The following table sets forth the classification of share-based compensation expense related to stock options for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Cost of goods sold	$1,121	$1,059
Selling, general and administrative expense	5,313	6,025
Total share-based compensation expense for stock options	$6,434	$7,084

Unrecognized share-based compensation expense as of December 31, 2024 for unvested stock options was $3.6 million and will be recorded over the course of the next 4.2 years.
(ii)     RSUs
The following table sets forth the classification of share-based compensation expense related to RSUs for the years ended December 31, 2024 and 2023:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

	Year Ended December 31,
($ in thousands)	2024	2023
Cost of goods sold	$1,407	$1,352
Selling, general and administrative expense	6,490	6,899
Total share-based compensation expense for RSUs	$7,897	$8,251

Unrecognized share-based compensation expense related to RSUs as of December 31, 2024 is $4.6 million and will be recognized over the course of the next 4.0 years.
(iii)     Capitalized Inventory
As of December 31, 2024 and December 31, 2023, ending inventory includes $0.8 million and $0.7 million, respectively, of capitalized share-based compensation expense related to both stock options and RSUs.

The following table reflects share-based compensation expense capitalized to cost of goods sold and share-based compensation expense capitalized to ending inventory for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Capitalized expense to cost of goods sold	$2,361	$3,432
Capitalized expense to inventory for prior periods	661	1,668

NOTE 9. LOSS PER SHARE
The following is a reconciliation for the calculation of basic and diluted loss per share for the years ended December 31, 2024 and 2023:

	Year Ended December 31,

($ in thousands, except per share amounts)	2024	2023
Numerator:
Net loss	$(60,489)	$(179,852)
Less: Net income (loss) attributable to non-controlling interests, net of tax	13,949	(4,330)
Net loss attributable to Cresco Labs Inc.	$(74,438)	$(175,522)

Denominator:
Weighted-average basic and diluted shares outstanding	345,474,155	323,819,766

Loss per Share:
Basic and diluted loss per share	$(0.22)	$(0.54)

For the years ended December 31, 2024 and 2023, potentially dilutive shares were not included in the computation of diluted loss per common share due to the net loss during the periods presented because the shares would have had an anti-dilutive effect. Potentially dilutive shares for the years ended December 31, 2024 and 2023, consisted of the following:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

	Year Ended December 31,

(shares in thousands)	2024	2023
Redeemable Units	92,057	96,699
Stock options	24,153	24,103
RSUs	8,927	6,862
Total potentially dilutive shares	125,137	127,664

NOTE 10. ACQUISITIONS AND DISPOSITIONS
On April 24, 2024, the Company completed the acquisition of a 100% ownership interest in Keystone. As part of the acquisition, the Company acquired two operating dispensaries in Pennsylvania, as well as the right to open a new store under a third license in the future. As of December 31, 2024, the Company recorded estimates of the fair value of assets acquired and liabilities assumed. In connection with the Keystone acquisition, transaction costs of $0.8 million were recorded as Selling, general and administrative expense in the Consolidated Statements of Operations for the year ended December 31, 2024.

Balances are subject to change during the measurement period, which will conclude at the earlier of the date the Company receives the information it is seeking about the facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities, and residual amounts will be allocated to goodwill. During the year ended December 31, 2024, the Company recorded measurement period adjustments related to changes in the valuation of certain assets and shares issued, which resulted in a $0.1 million increase in goodwill.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

The table below summarizes the total consideration and net identifiable assets and liabilities acquired in connection with the Keystone acquisition during the year ended December 31, 2024:

($ in thousands)	Amount
Total consideration:
Shares issued	$2,850
Cash	12
Payments of acquisition-related transaction costs on behalf of the acquiree	2,930
Payments	462
Contingent consideration	2,280
Total consideration	$8,534

Net identifiable assets (liabilities) acquired
Cash	$174
Inventory	250
Property and equipment	2,789
Other current assets	22
Customer relationships	300
Licenses	2,300
Total identifiable assets acquired	$5,835

Accounts payable	$(642)
Short-term liabilities	(446)
Total identifiable liabilities assumed	$(1,088)

Purchase price allocation
Net identifiable assets acquired	$4,747
Goodwill	3,787
Total consideration	$8,534

The Company calculated, on a pro-forma basis, the combined results of the acquired entity as if the Keystone acquisition had occurred on January 1, 2024. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2024, or of the future operating results.

Total unaudited pro-forma Revenue and Net loss for the combined company was $725.4 million and $60.6 million, respectively, for the year ended December 31, 2024.

For the year ended December 31, 2024, Revenue and Net income from the Keystone acquisition was $5.4 million and $1.3 million, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

(a)Deferred and Contingent Considerations

As of December 31, 2024, the Company had $2.5 million of short-term deferred and contingent consideration related to the Keystone acquisition. Additionally, as of December 31, 2024 and December 31, 2023, the Company had $7.7 million and $6.6 million, respectively, of long-term deferred and contingent consideration related to Valley Agriceuticals, LLC (“Valley Ag”). The total estimated liability for Keystone and Valley Ag is based on the present value of expected payments associated with future cash flows.

During the year ended December 31, 2024, the Company reclassified $2.3 million of long-term deferred consideration to short-term due to the expected timing of payment related to the Keystone acquisition. Additionally, during the years ended December 31, 2024 and 2023, the Company reclassified $0.1 million and $0.3 million, respectively, of long-term deferred consideration to short-term due to the expected timing of payment related to the Valley Ag acquisition.
During the year ended December 31, 2024, the Company recorded interest expense of $1.2 million and $0.2 million, related to Valley Ag operating cash flows deferred consideration and Keystone contingent consideration, respectively. For the year ended December 31, 2023, the Company recorded $1.2 million of interest income related to Valley Ag operating cash flows deferred consideration and $0.8 million of interest expense related to Laurel Harvest deferred consideration. The expense is recorded in Interest expense, net in the Consolidated Statements of Operations. See Note 16 “Financial Instruments and Financial Risk Management” and Note 19 “Interest Expense, Net” and for additional information related to our deferred and contingent consideration.

(b)Dispositions

The Company had no divestitures during the year ended December 31, 2024.

During the year ended December 31, 2023, the Company completed a divestiture of its AFS Maryland production facility. The Company received cash proceeds of $3.3 million for the sale of property and equipment and intangible assets and recorded a gain of $1.4 million from the completed divestiture. The gain is recorded to Other (expense) income, net in the Consolidated Statements of Operations.
During the year ended December 31, 2023, the Company completed the sale of assets at its Encanto Green Cross Dispensary in Arizona. The Company received cash proceeds of $6.5 million for the sale of finished inventory products, property and equipment, license and other certain intangible assets. Based on an analysis of the fair value of these assets, the book value was written down by $0.2 million. The Company recorded a net loss of $1.0 million from the sale in 2023.
(c)Terminated Acquisition

On July 30, 2023, the Company and The Cannabist Company, formerly known as Columbia Care, mutually agreed to terminate its previously announced definitive arrangement agreement, including all divestitures associated with this transaction. During the second quarter of 2023, the Company wrote off a $5.0 million consent fee that was previously capitalized associated with the agreement. The expense is recorded to Interest expense, net in the Consolidated Statements of Operations. See Note 19 “Interest Expense, Net”.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

NOTE 11. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of December 31, 2024 and December 31, 2023:

($ in thousands)	December 31, 2024	December 31, 2023
Senior Loan	$360,000	$400,000
Mortgage Loans	19,787	20,160
Short-term borrowings and interest payable	9,325	9,813
Financing liability	93,689	95,698
Total borrowings and interest payable	$482,801	$525,671
Less: Unamortized debt issuance costs	(10,117)	(16,141)
Less: Short-term borrowings and interest payable	(9,325)	(9,813)
Less: Current portion of financing liability	(2,609)	(2,004)
Total Long-term notes and loans payable, net	$460,750	$497,713

(a)Senior Loan
On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (as amended, the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the then existing term loan, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector.
The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. Upon inception of the Senior Loan, the Company capitalized $10.9 million of deferred financing fees related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities on the Consolidated Balance Sheets.
The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $50.0 million.
On September 22, 2023, the Company amended the Senior Loan pursuant to which certain terms of the original Senior Loan were modified and consent was provided for the Company to enter into the Mortgage Loans further discussed below.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

On August 29, 2024, the Company entered into a second amendment the Senior Secured Term Loan Agreement (the “Amended Loan Agreement”). Pursuant to the terms of the Amended Loan Agreement, the Company may from time-to-time purchase by assignment all or a portion of the lender’s loans, plus applicable accrued and unpaid interest, on the terms and conditions set forth in the Amended Loan Agreement.

On October 25, 2024, the Company repurchased $40.0 million principal amount of the Senior Loan and paid $0.3 million of accrued interest. There were no prepayment penalties or exit fees due on this repurchase. The purpose of this transaction was to reduce the Senior Loan balance and annual cash interest cost at an amount less than what would have been due at maturity. As a result of the repurchase, the Company recognized a $1.0 million loss on debt extinguishment recorded in Other (expense) income, net on the Consolidated Statements of Operations for the year ended December 31, 2024.

The Company may prepay in whole, or in part, the Senior Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount must also include all accrued and unpaid interest and fees. Interest expense is discussed in Note 19 “Interest Expense, Net.” No additional prepayment premium is payable in connection with the Amended Loan Agreement.

(b)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into loan agreements to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank (“FHLB”) Five Year Classic Regular Advance Rate, plus a 375-basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
As of December 31, 2024 and December 31, 2023, the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the buildout of the Ellenville cultivation center. Upon inception of the Mortgage Loans, the Company incurred $2.0 million, in deferred financing fees reflected within Long-term notes and loans payable on the Consolidated Balance Sheets. These deferred financing fees are amortized and expensed in accordance with ASC 835 Interest. See Note 19 “Interest Expense, Net.”
During the years ended December 31, 2024 and 2023, the Company capitalized interest of $1.7 million and $0.3 million, respectively, related to the loan as the build-out of the Ellenville facility is still underway. After completion, interest will be expensed as incurred.
(c)    Financing Liabilities
The Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 5.1 and 15.5 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 19 “Interest Expense, Net.”

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

NOTE 12. REVENUES AND LOYALTY PROGRAMS
(a)Revenues
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Wholesale	$252,590	$306,363
Dispensary	471,753	464,522
Total Revenues	$724,343	$770,885
The Company generates revenues, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were approximately 24.6% and 17.0% of gross revenue for the years ended December 31, 2024 and 2023, respectively. The Company does not enter into long-term sales contracts.
(b)Loyalty Programs
In the states of Illinois, New York, Florida, Ohio and Massachusetts; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. Loyalty points may be redeemed by customers for $0.03 for each point off of future purchases. The Company records a performance obligation as a reduction of revenue of $0.02 per loyalty point, inclusive of breakage expectations in respective markets.
Upon redemption, the loyalty program obligation is relieved, and the offset is recorded as revenue. As of December 31, 2024 and December 31, 2023, there were 76.2 million and 71.2 million points outstanding, respectively. The contract liability totaled $1.4 million and $1.2 million as of December 31, 2024 and December 31, 2023, respectively, which is included in Accrued liabilities within the Consolidated Balance Sheets. The Company expects outstanding loyalty points to be redeemed within one year. Loyalty points expire after six months of no spend activity.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

NOTE 13. OTHER (EXPENSE) INCOME, NET
For the years ended December 31, 2024 and 2023, Other (expense) income, net consisted of the following:

	Year Ended December 31,
($ in thousands)	2024	2023
Tax receivable agreement expense	$(65,648)	$—
Loss on debt extinguishment[1]	(1,002)	—
(Loss) gain on disposal of assets[2]	(683)	762
Loss on provision - loan receivable	(330)	(314)
Realized loss on financial instruments	(81)	(94)
Gain from insurance proceeds	1,335	—
Gain (loss) on foreign currency	1,039	(303)
Escrow receipt on prior acquisition	598	—
Debit card rebate income	465	144
Gain on legal settlement	266	—
Gain on exit operations	125	—
Unrealized gain (loss) on investments held at fair value	9	(406)
Gain on lease termination[3]	—	1,263
Other income, net	1,978	688
Other (expense) income, net	$(61,929)	$1,740
1See Note 11 “Long-term Notes and Loans Payable, Net” for additional information on Loss on debt extinguishment.
2See Note 4 “Property and Equipment” for additional information on (Loss) gain on disposal of assets.
3See Note 5 “Leases” for additional information related to the Gain on lease termination.

NOTE 14. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
Related parties, including key management personnel and certain board members, hold 78.0 million Redeemable Units of Cresco Labs, LLC, which accounts for a deficit of $77.9 million in non-controlling interests as of December 31, 2024. During the years ended December 31, 2024 and 2023, 69.8% and 71.2%, respectively, of required tax distribution payments to unit holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the years ended December 31, 2024 and 2023, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030.
The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi, former MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During the year ended December 31, 2024, the Company received $0.5 million in tenant improvement allowance reimbursements, while no reimbursements were received during the year ended December 31, 2023. The Company expects to receive further reimbursements of $0.3 million within the next twelve months.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

Below is a summary of the expense resulting from the related party lease liabilities for the years ended December 31, 2024 and 2023:

		Year Ended December 31,
($ in thousands)	Classification	2024	2023
Operating Leases
Lessor has minority interest in MedMar	Rent expense	$288	$288
Lessor is an MVS shareholder[1]	Rent expense	98	1,187

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$306	$306
Lessor has minority interest in MedMar	Interest expense	218	246
Lessor is an MVS shareholder[1]	Depreciation expense	8	90
Lessor is an MVS shareholder[1]	Interest expense	5	69
1Lessor is no longer a MVS shareholder as of March 31, 2024.

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of December 31, 2024 and December 31, 2023:

	December 31, 2024		December 31, 2023
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$1,158	$1,216	$1,294	$1,345
Lessor is an MVS shareholder[1]	—	—	5,332	5,429

Finance Leases
Lessor has minority interest in MedMar	$1,423	$1,929	$1,729	$2,210
Lessor is an MVS shareholder[1]	—	—	583	502
1Lessor is no longer a MVS shareholder as of March 31, 2024.

The Company had other financing liabilities controlled by the former MVS holder; however, as of March 31, 2024, that related party is no longer an MVS holder and thus, as of December 31, 2024, the Company did not have any financing liabilities with related parties. As of December 31, 2023, the Company had $1.4 million of financing liabilities with related parties. During the year December 31, 2023, the Company recorded interest expense of $0.3 million, on those financing liabilities with related parties.

NOTE 15. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. The Company accrues for estimated costs for a contingency when a loss is probable and can be reasonably estimated. As of December 31, 2024 and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s results of operations, financial positions or cash flows. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

In February 2024, the Company received a demand letter on behalf of former and current Cresco employees. The demand letter alleges the Company violated certain laws around regulations related to employee compensation. The demand letter proposed, and the parties have agreed, to mediate the potential

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

claims. As of December 31, 2024, the parties have agreed to a settlement of $0.7 million, however, the settlement is not fully effective until it is granted approval by the presiding court.

(b)Contingencies
The Company’s operations are subject to a variety of federal, state, and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of December 31, 2024 and December 31, 2023, and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)Commitments
As of December 31, 2024 and December 31, 2023, the Company had total commitments of $1.9 million and $2.3 million, respectively, related to material construction projects.
The Company also has employment agreements with key management personnel which include severance in the event of termination with additional equity and/or compensation benefits totaling approximately $3.7 million and $3.1 million as of December 31, 2024 and December 31, 2023, respectively.

NOTE 16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairment or ECL, as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of December 31, 2024 and December 31, 2023, due to their nature and relatively short maturity dates. There have been no transfers into or out of Level 3 for the periods ended December 31, 2024 and December 31, 2023.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

The following tables summarize the Company’s financial instruments as of December 31, 2024 and December 31, 2023:

	December 31, 2024
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$137,564	$—	$—	$—	$137,564
Restricted cash[1]	6,690	—	—	—	6,690
Security deposits[2]	4,079	—	—	—	4,079
Accounts receivable, net	51,563	—	—	—	51,563
Loans receivable, short-term[3]	545	—	—	—	545
Loans receivable, long-term[3]	1,695	—	—	—	1,695
Investments[4]	—	53	—	600	653

Financial Liabilities:
Accounts payable	$13,651	$—	$—	$—	$13,651
Accrued liabilities	50,271	—	—	—	50,271
Short-term borrowings	11,934	—	—	—	11,934
Current portion of lease liabilities	11,623	—	—	—	11,623
Deferred and contingent consideration, short-term	—	—	—	2,486	2,486
Long-term notes and loans payable, net	460,750	—	—	—	460,750
Lease liabilities	155,334	—	—	—	155,334
Deferred and contingent consideration, long-term	—	—	—	7,736	7,736
Tax receivable agreement liability[5]	83,482	—	—	—	83,482
Other long-term liabilities[6]	8,146	—	—	—	8,146
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements, which are included in “Restricted cash” and “Other non-current assets” on the Consolidated Balance Sheets.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.
3Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets” respectively, on the Consolidated Balance Sheets.
4Investments are included in “Other non-current assets” on the Consolidated Balance Sheets.
5Short-term portion of the tax receivable agreement liability is included in “Accrued Liabilities” on the Consolidated Balance Sheets.
6Other long-term liabilities primarily includes deferred financing fees on our Senior Loan and escrow amounts related to a previous acquisition.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

	December 31, 2023
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$103,429	$—	$—	$—	$103,429
Restricted cash[1]	5,091	—	—	—	5,091
Security deposits[2]	4,408	—	—	—	4,408
Accounts receivable, net	51,070	—	—	—	51,070
Loans receivable, short-term[3]	1,421	—	—	—	1,421
Loans receivable, long-term[3]	826	—	—	—	826
Investments[4]	—	49	81	600	730

Financial Liabilities:
Accounts payable	$27,587	$—	$—	$—	$27,587
Accrued liabilities	69,079	—	—	—	69,079
Short-term borrowings	11,817	—	—	—	11,817
Current portion of lease liabilities	9,416	—	—	—	9,416
Long-term notes and loans payable, net	497,713	—	—	—	497,713
Lease liabilities	163,811	—	—	—	163,811
Deferred consideration, long-term	—	—	—	6,577	6,577
Tax receivable agreement liability	13,714	—	—	—	13,714
Other long-term liabilities[5]	7,886	—	—	—	7,886
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements, which are included in “Restricted cash” on the Consolidated Balance Sheets.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.
3Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets,” respectively, on the Consolidated Balance Sheets.
4Investments are included in “Other non-current assets” on the Consolidated Balance Sheets.
5Other long-term liabilities includes deferred financing fees on our Senior Loan.

The following table presents a roll-forward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Year Ended December 31, 2024
Level 3 Fair Value Measurements
($ in thousands)	Deferred and contingent consideration, short-term	Deferred consideration and contingent, long-term
Balance as of December 31, 2023	$—	$6,577
Additions[1]	—	2,304
Change in fair value recorded in Interest expense, net	40	1,301
Other[2]	2,446	(2,446)
Balance as of December 31, 2024	$2,486	$7,736
1See Note 10 “Acquisitions and Dispositions” for additional details related to the Keystone contingent consideration.
2Other relates to reclassifications from long-term to short-term due to expected timing of payment. See Note 10 “Acquisitions and Dispositions” for additional details.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

Year Ended December 31, 2023
Level 3 Fair Value Measurements
($ in thousands)	Deferred consideration and other payables, short-term	Deferred consideration, long-term
Balance as of December 31, 2022	$47,821	$7,770
Change in fair value recorded in Interest expense, net	1,953	—
Change in fair value recorded in Other income, net	—	(895)
Payments[1]	(50,072)	—
Other[2]	298	(298)
Balance as of December 31, 2023	$—	$6,577
1See Note 7 “Share Capital” and Note 10 “Acquisitions and Dispositions” for additional details related to payments.
2Other relates to reclassifications from long-term to short-term due to expected timing of payment. See Note 10 “Acquisitions and Dispositions”.

The following table presents information about the significant unobservable inputs for financial liabilities measured at fair value:

Financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Deferred consideration	Discounted cash flow	1) Expected future cash flows	Increase or decrease in expected future cash flows will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Contingent consideration	Discounted cash flow	1) Probability and timing of consideration payment	Increase or decrease in probability of consideration payment and earlier or later timing of payment will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.

(a)Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of December 31, 2024 and December 31, 2023:

($ in thousands)	Valuation classification	December 31, 2024	December 31, 2023
Short-term loans receivable - Kurvana, net of ECL	Amortized cost	$545	$493
Short-term loans receivable - Spark’d, net of ECL	Amortized cost	—	928
Total Loans receivable, short-term		$545	$1,421

During the second quarter of 2023, the Company issued a $1.0 million short-term loan receivable to 280EZ LLC, an Illinois limited liability company (d/b/a Spark’d). The short-term loan receivable has a one-year term and interest accruing at 9.5% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made. During the second quarter of 2024, the Company entered into an amended

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

agreement with Spark’d, extending the term to three years, payable on June 16, 2027. The entire balance of the Spark’d loan was reclassified to loans receivable, long-term.

(b)Loans receivable, long-term
The following is a summary of Loans receivable, long-term balances and valuation classifications (discussed further below) as of December 31, 2024 and December 31, 2023:

($ in thousands)	Valuation classification	December 31, 2024	December 31, 2023
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$829	$826
Long-term loans receivable - Spark’d, net of ECL	Amortized cost	866	—
Total Loans receivable, long-term		$1,695	$826

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License matures on July 20, 2026. The remaining loans of $1.2 million mature on July 20, 2027. The loans are measured at amortized cost and bear no interest.
During the years ended December 31, 2024 and 2023, the Company recorded losses on provision on short-term and long-term loans receivable of $0.3 million.
(c)Investments

The Company currently has investments in three (3) entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis, and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor. 420 Capital and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value. During the year ended December 31, 2024, the Company wrote off its remaining investment balance of $0.1 million in Lighthouse Strategies, LLC. See Note 13 “Other (Expense) Income, Net” for additional information related to the market adjustments related to our investments.

Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring, and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of December 31, 2024 and December 31, 2023 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on the Senior Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry require additional reforms and protections. In 2024, the Senate Banking Committee passed the SAFER Banking Act with bipartisan support, moving it forward for a Senate floor vote. However, the bill did not receive a vote in the U.S. House. The bill is anticipated to be reintroduced by Congress in 2025. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.

The Company’s aging of accounts receivables as of December 31, 2024 and December 31, 2023 was as follows:

($ in thousands)	December 31, 2024	December 31, 2023
0 to 60 days	$38,370	$41,820
61 to 120 days	6,395	8,117
120 days +	15,106	9,097
Total accounts receivable, gross	59,871	59,034
Allowance for doubtful accounts	8,308	7,964
Total accounts receivable, net	$51,563	$51,070
As of December 31, 2024, the Company had two customers that accounted for $12.7 million, or 21.2%, of the Company’s gross accounts receivable balance. As of December 31, 2023, one customer accounted for $7.2 million, or 12.2%, of the Company’s gross accounts receivable balance.
For the years ended December 31, 2024 and 2023, the Company recorded an ECL of $2.4 million and $4.9 million, respectively. For the year ended December 31, 2024, this ECL was offset by recoveries to bad debt of $1.0 million, compared to additional bad debt expense of $5.5 million for the year ended December 31, 2023.
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the year ended December 31, 2024, the Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2024, the Company had working capital (defined as current assets less current liabilities) of $199.9 million. The Company also expects to be able to continue to raise debt or equity based capital, or sell certain assets, if needed, to fund operations and the expansion of its business.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of December 31, 2024 and December 31, 2023, the Company’s financial assets and liabilities are primarily in USD. However, from time to time, some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. During the years ended December 31, 2024 and 2023, the Company recorded a gain on foreign currency exchange of $1.0 million and a loss on foreign currency exchange of $0.3 million, respectively.
As of December 31, 2024 and December 31, 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in deferred considerations and interest expense, net. The Company’s Amended Senior Loan accrues interest at a rate of 9.5% per annum and has an effective interest rate of 11.0%. The Company’s Mortgage Loans accrue interest at a rate of 8.4% per annum and have an effective interest rate of 10.2%.
(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to deferred and contingent considerations that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to deferred and contingent considerations with a corresponding change to Other (expense) income, net.
(iv)Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code (“IRC”) Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 “Provision for Income Taxes and Deferred Income Taxes” for the Company’s disclosure of uncertain tax positions.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operations of the Company’s business.
(vi) Economic Risk

The Company’s business, financial condition, and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturns could have a material adverse effect on our business, financial condition, and operating results.

(vii) Inflation Risk
The Company anticipates inflationary pressures to continue throughout 2025. The Company maintains strategies to mitigate the impact of higher raw material, energy, and commodity costs, which include cost reduction, sourcing, and other actions, which may help to offset a portion of the adverse impact.

NOTE 17. VARIABLE INTEREST ENTITIES
The following table presents the summarized financial information about the Company’s consolidated VIE before eliminations, which are included in the Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023. Cresco Labs Michigan, LLC was determined to be a VIE, as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards as a primary beneficiary:

	December 31, 2024	December 31, 2023
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$15,056	$15,485
Non-current assets	82,910	75,622
Current liabilities	(1,741)	(1,476)
Non-current liabilities	(132,230)	(124,793)
Non-controlling interests	981	258
Deficit attributable to Cresco Labs Inc.	35,024	34,904
The following table presents the summarized financial information about the Company’s consolidated VIE before eliminations, which are included in the Consolidated Statements of Operations for the years ended December 31, 2024 and 2023:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

	Year Ended December 31,
	2024	2023
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	$23,275	$25,046
Net loss attributable to non-controlling interests	(899)	(258)
Net loss attributable to Cresco Labs Inc.	(5,327)	(4,445)
Net loss	(6,226)	(4,703)

NOTE 18. SEGMENT INFORMATION
The Company operates in one (1) segment, the cultivation, manufacturing, distribution, and sale of cannabis. The Chief Executive Officer, President, and Chief Financial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODMs”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODMs review certain financial information presented on a consolidated basis accompanied by information disaggregated by wholesale and retail customers and geographic region. For both the years ended December 31, 2024 and 2023, the Company generated 100.0% of its revenue in the U.S and all long-lived assets were located in the U.S.
Significant Expenses

The CODMs review significant expenses, including cost of goods sold and selling, general and administrative expenses, which are included in the Consolidated Statements of Operations.

Measures of Profitability

The CODMs use multiple measures of profitability to evaluate performance and make decisions about allocating capital and other resources throughout the business, including gross profit, operating income, operating cash flow, and adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”). Since the Company operates as a single reporting segment, gross profit, operating income, and operating cash flow can be found in the consolidated financial statements. These measures are reviewed quarterly on a consolidated basis. Adjusted EBITDA, a non-GAAP financial measure, is defined as net loss (income) before depreciation and amortization; interest expense, net; income tax expense (benefit); other (income) expense, net; fair value mark-up for acquired inventory; adjustments for acquisition and other non-core costs; impairment loss; and share-based compensation. Non-core costs include non-operating costs, such as costs related to acquisitions and restructuring, unique legal expenses and other expenses that are mostly one-time in nature. The CODMs use Adjusted EBITDA to provide additional perspectives and insights when analyzing the core operating performance of the business. The CODMs also consider budget to current forecast and budget to actual variances for Adjusted EBITDA on a quarterly basis for evaluating performance and allocating capital decisions. This provides useful information for investors, allowing them to gain a clearer understanding of the Company’s operating performance and make more informed investment decisions. Adjusted EBITDA is not a standardized financial measure under GAAP and might not be comparable to similar financial measures disclosed by other issuers.

The following table presents a reconciliation of Net loss to Adjusted EBITDA, which is not calculated or presented in accordance with GAAP, to the most directly comparable financial measures calculated and presented in accordance with GAAP:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

	Year Ended December 31,
($ in thousands)	2024	2023
Net loss[1]	$(60,489)	$(179,852)
Depreciation and amortization	59,096	62,512
Interest expense, net	55,979	60,819
Income tax expense	49,873	32,950
Other expense (income), net	61,929	(1,740)
Fair value mark-up for acquired inventory	123	—
Adjustments for acquisition and other non-core costs	16,851	31,570
Impairment loss	2,320	151,017
Share-based compensation	14,164	16,356
Adjusted EBITDA (non-GAAP)	$199,846	$173,632
1Net loss includes amounts attributable to non-controlling interests.

NOTE 19. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Interest expense – notes and loans payable[1]	$(37,926)	$(43,575)
Interest expense – financing activities[1]	(11,549)	(11,739)
Accretion of debt discount and amortization of deferred financing fees[1]	(4,855)	(4,416)
Interest expense – leases[2]	(3,146)	(3,513)
Interest expense – deferred and contingent considerations[3]	(1,378)	(380)
Interest income	2,922	2,148
Other interest (expense) income	(47)	656
Interest expense, net	$(55,979)	$(60,819)
1See Note 11 “Long-term Notes and Loans Payable, Net” for additional information on Interest expense – notes and loans payable, Interest expense – financing activities, and Accretion of debt discount and amortization of deferred financing fees.
2See Note 5 “Leases” for additional information regarding Interest expense – leases.
3See Note 10 “Acquisitions and Dispositions” for additional information related to deferred and contingent considerations.

NOTE 20. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
The U.S. federal government treats cannabis as subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes, which also applies to certain states. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including California, Illinois, Maryland, Massachusetts, Michigan, New York, and Pennsylvania do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.
During 2024, Pennsylvania decoupled from the application of IRC Section 280E for certain medical cannabis businesses operating in the state of Pennsylvania beginning for taxable years beginning on or after January 1, 2024.
The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.
For the year ended December 31, 2023, the Company changed the presentation of its Canadian deferred tax liabilities and offsetting valuation allowance. The changes were made to more precisely reflect the future tax consequences for the Company. The changes had no effect on our impact on our total provision for income taxes, net deferred tax liabilities, or income tax expense within our consolidated financial statements.
Provision for income taxes consists of the following for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
($ in thousands)	2024	2023
Current
Federal	$53,403	$55,679
State	(737)	15,858
Foreign	—	—
Total current	$52,666	$71,537

Deferred
Federal	$(1,590)	$(23,771)
State	593	(18,215)
Foreign	1,006	6,552
Total deferred	$9	$(35,434)

Change in valuation allowance	$(2,802)	$(3,153)
Total	$49,873	$32,950

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

As of December 31, 2024 and 2023, the components of deferred tax assets and liabilities were as follows:

($ in thousands)	December 31, 2024	December 31, 2023
Deferred tax assets
Share-based compensation	$4,040	$3,961
Financing fees	—	453
Net operating losses	35,785	40,580
Inventory	99	97
Lease liabilities	38,915	41,088
Tax receivable agreement	16,407	15,379
Other	1,770	629
Total deferred tax assets	$97,016	$102,187

Deferred tax liabilities
ROU assets	$(12,781)	$(13,689)
Property, plant and equipment	(8,700)	(11,669)
Intangible assets	(62,692)	(64,052)
Total deferred tax liabilities	$(84,173)	$(89,410)

Valuation allowance	$(38,666)	$(41,687)
Net deferred tax liabilities	$(25,823)	$(28,910)
As of December 31, 2024, the Company had the following loss carryforwards:
•$41.9 million of non-capital Canadian losses which expire from 2038-2043, which are fully offset by a valuation allowance.
•$53.2 million of U.S. federal net operating losses which have an indefinite carryforward period, a portion of which are not recorded as the Company does not consider these to be more-than-likely-not to be realized. These are fully offset by a valuation allowance.
•$162.9 million of state net operating losses, which expire in 2038-2043. $160.7 million of state net operating loss carryforwards are offset by a valuation allowance.

As of December 31, 2023, the Company had the following loss carryforwards:
•$41.9 million of non-capital Canadian losses which expire from 2038-2043, which are fully offset by a valuation allowance.
•$55.7 million of U.S. federal net operating losses which have an indefinite carryforward period, a portion of which are not recorded as the Company does not consider these to be more-likely-than-not to be realized. $50.8 million of U.S. federal net operating loss carryforwards are offset by a valuation allowance.
•$204.6 million of state net operating losses, which expire in 2038-2043, a portion of which are not recorded as the Company does not consider these to be more-likely-than-not to be realized. $183.3 million of state net operating loss carryforwards are offset by a valuation allowance.

A valuation allowance to reflect management’s estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at December 31, 2024 and 2023. In 2023 and 2024, the Company increased its tax asset related to the step-up in basis from shareholder redemption activity under the tax receivable agreement for Cresco Labs LLC by $15.4 million and $1.0 million, respectively. The 2024 step-up in basis would have been $68.9 million if not for the Company’s uncertain tax positions. In 2023 and 2024, the Company also

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

recognized an increase to the tax receivable agreement liability of $13.5 million and $68.9 million, respectively, related to estimated payables to certain shareholders.
The reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate for the years ended December 31, 2024 and 2023 is as follows:

	Year Ended December 31,
($ in thousands)	2024	2023
Expected income tax expense at statutory tax rate	$(2,356)	$(30,711)
Tax rate differences	(81)	(69)
Pass through and non-controlling entities	(5,881)	(4,881)
State tax expense, net	(3,292)	(4,898)
IRC Section 280E disallowance	—	47,043
Uncertain tax treatment (including penalties and interest)	57,934	7,311
Share-based compensation	790	2,086
Goodwill impairment	—	10,448
Tax penalties and interest	(230)	5,552
Change in valuation allowance	(2,802)	(3,153)
Change in state tax rates	(3,748)	10,317
Change in state filing methods	(2,409)	(3,940)
Canadian reorganization basis change	(5)	6,533
Tax receivable agreement	13,910	(2,919)
Adjustments to prior year provisions	(1,858)	(7,003)
Other	(99)	1,235
Income tax expense	$49,873	$32,950

Effective tax rate	(469.8%)	(22.4%)
During 2024, the Company adopted a tax position whereby its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions. This is in addition to the Company's historic uncertain tax position, whereby certain expenses incurred at dispensary locations are treated as inventoriable costs for tax purposes, reducing the impact of IRC Section 280E.

The Company records unrecognized tax benefits as liabilities in accordance with ASC 740 Income Taxes and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. It is possible that additional tax distribution liabilities may become due to certain non-controlling interest members as a result of unrecognized tax benefits. While the probable amount of any future tax distribution liability cannot reasonably be estimated, the maximum future tax distribution liability associated with these unrecognized tax benefits is estimated to be $55.8 million as of December 31, 2024.
The Company accrued $2.3 million and $6.9 million in tax penalties and interest as of December 31, 2024 and 2023, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023

A reconciliation of the beginning and ending amount of the Company’s unrecognized tax benefits is as follows:

($ in thousands)	2024	2023
Balance at January 1	$18,800	$12,746
Additions based on tax positions related to the current year	137,721	6,054
Additions for tax positions of prior years	43,978	—
Balance at December 31	$200,499	$18,800
A reconciliation of the beginning and ending amount of the Company’s Uncertain tax position liability is as follows:

($ in thousands)	2024	2023
Balance at January 1	$20,212	$12,901
Additions based on tax positions related to the current year	53,225	6,054
Additions based on tax positions of prior years	44,322	—
Interest and Penalties recorded in income tax expense, net of reversals	4,709	1,257
Balance at December 31[1]	$122,468	$20,212
1Balance as of December 31, 2023 included in “Income taxes payable” on the Consolidated Balance Sheets.

The Company is currently under examination by U.S. federal, state, and Canadian tax authorities. As of December 31, 2024, no additional liabilities are anticipated as a result of these examinations. With few exceptions, the Company is generally not subject to examination by tax authorities for years before 2020.